Exhibit 2.31

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:32 PM 03/08/2016
FILED 04:32 PM 03/08/2016
SRV 20161552458 - File Number 3318552

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Metatron, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “ARTICLE IV” so that, as amended, said Article shall be and read as follows:

Authorized Stock of the Corporation Shall be 2,000,000,000 shares consisting of One Billion Nine Hundred Ninety Five Million (1,995,000,000) of common stock,$.00001 par value per share and Five (5,000,000) Preferred A stock, $.00001 par value of .00001

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 8th day of March, 2016.

By:	/s/ Ralph Riehl
Authorized Officer
Title:	CEO

Name:	Ralph Riehl
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